August 21, 2006
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Alaska Communications Systems Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 9, 2006

Forms 10-Q for Fiscal Quarters ended March 31, 2006
File No. 0-28167
Dear Sir,
In response to your letter of August 14, 2006, Alaska Communications Systems Group, Inc. (“ACS”) or (“the Company”), requests an extension of 15 business days, to September 12, 2006, in order to fully respond to your comments on our Form 10-K for the Fiscal Year Ended December 31, 2005, and Form 10-Q for the Fiscal Quarter ended June 30, 2006. Pursuant to a conversation today, with Joseph M. Kempf, Senior Staff Accountant, we have clarified the review you performed was actually on the June 30, 2006 10-Q rather than the March 31, 2006 10-Q as originally indicated in your subject header. We will therefore modify our response accordingly.
Sincerely,

/s/ David Wilson David Wilson
Senior Vice President, Chief Financial Officer and Treasurer
Alaska Communications Systems Group, Inc.